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                             June 27, 2022

       Pedro Arnt
       Chief Financial Officer
       MercadoLibre, Inc.
       WTC Free Zone
       Dr. Luis Bonavita 1294, Of. 1733, Tower II
       Montevideo, Uruguay 11300

                                                        Re: MercadoLibre, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-33647

       Dear Mr. Arnt:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Consolidated Financial Statements, page 4

   1.                                                   Please consider
revising page numbering so that the financial statement page numbers are sequential to the rest
of the pages in the filing or use "F-" page numbering. Please also revise the formatting
on the face of your financial statements to ensure the font size is easily readable.
       Notes to Consolidated Financial Statements
       Note 2. Summary of significant accounting policies
       Transfer of financial assets, page 12

   2. Please define and describe the term credit cards coupon and tell us where in your footnotes these
transactions are disclosed.
 Pedro Arnt
FirstName  LastNamePedro Arnt
MercadoLibre,  Inc.
Comapany
June       NameMercadoLibre, Inc.
     27, 2022
June 27,
Page 2 2022 Page 2
FirstName LastName
Allowances for doubtful accounts on loans receivable, accounts receivable and credit cards receivable and other means of payment, page 12

3. We note that through Mercado Credito you operate a lending business. It appears that provisions for bad debt expenses are classified as sales and marketing expense in your statements of income along with those from your non-lending operations. Please tell us what consideration you have given to classifying your provision for credit losses for your
         Mercado Credito lending operations as a seprate line item in your statements of income, rather than as an overhead-type expense in sales and marketing. Provision for buyer protection program, page 14

4. Please revise to state that this provision is recognized in sales and marketing expense on your statements of income.
Revenue recognition, page 16

5. Please revise to disclose disaggregated revenue and information to enable users of financial statements to understand the relationship between the disclosure of disaggregated revenue and revenue information that is disclosed for each reportable segment and on the face of your statements of income. Refer to ASC 606-10-50-5 to 50-6 and 55-89 to 55-91. In this regard, we note from your disclosures elsewhere that you generate revenue from, among others: Ecommerce intermediation and inventory sales
         (MercadoLibre Marketplace), digital payments (Mercado Pago), shipping (Mercado
         Envios), banner and classified advertising (Mercado Ads and MercadoLibre Classifieds), web store services for sellers (Mercado Shop), loans to merchants (online and offline) and consumer credit (Mercado Credito), etc.

         We also note information pertaining to various components of your revenue disclosed in investor calls and earnings presentations such as:
             "the advertising business has been a consistent highlight in terms of growth and margin structure and has almost doubled in revenues year over year" [5/5/22 earnings call]
             "if you look at take rates on the fintech business, it does show how we have been activating the pricing levers to offset those increases in costs." [5/5/22 earnings call]
             "the three main [credit] products, which are merchant loans online, merchant loans off-line and consumer credit. In each of the three countries, Argentina, Brazil and
             Mexico, all those nine segments are profitable." [5/5/22 earnings call]
             "we had a strong year-over-year improvement in take rates over gross merchandise volume in the commerce business" [2/22/22 earnings call]
             "Credit revenues reached almost $300 million during the fourth quarter alone, triple the value of the previous year" [2/22/22 earnings call]

         In addition, we note that certain of your revenue streams are subject to risk factors that could lead to changes in the nature, amount, timing, and uncertainty of revenues and cash
 Pedro Arnt
FirstName  LastNamePedro Arnt
MercadoLibre,  Inc.
Comapany
June       NameMercadoLibre, Inc.
     27, 2022
June 27,
Page 3 2022 Page 3
FirstName LastName
         flows. For example, you disclose:
             "the global payments industry is continuously changing and increasingly subject to regulatory supervision and continued examination"
             "traditional banking and financial institutions still have significant influence over sectoral regulators, which makes it harder to promote innovative payment solutions and policy changes to adapt regulation to an ever changing and fast growing innovative and disrupting industry."
             "The expansion of our Mercado Pago and Mercado Envios business into new countries may also require a close commercial relationship with one or more local banks or other intermediaries, which may prevent, delay or limit the introductions of our services in such countries."
             "We are subject to regulation in Brazil, Argentina, Mexico, Chile, Peru and Uruguay,
             that require or would require us to obtain licenses or regulatory authorizations to operate certain services provided by Mercado Pago and that would subject us to additional regulatory requirements."
             "A number of jurisdictions where we operate have enacted legislation regulating shipping services. If we fail to comply with shipping services laws or regulations, or if we engage in an unauthorized shipping business, we could be subject to liability, forced to cease doing business with residents of certain countries, or to change our business practices or to become a postal entity"
             "The funding and growth of our Mercado Credito business is directly related to interest rates; a rise in interest rates may negatively affect our Mercado Credito business and results of operations."
             "To achieve economies of scale, drive down shipping costs and eliminate friction for buyers and sellers, we generally pay local carriers directly for their shipping costs, and then we decide how much of those costs we transfer to our customers. The decision to raise the shipping fees we charge to users may have a negative effect on
             Mercado Envios   s shipping volume..."
Note 8. Segments, page 34

6. We note that you report segments by geography and that your operations span many complimentary, but distinct product and service lines. We also note that your investor presentations, such as your May 5, 2022 investor presentation and your institutional video presentation on your website, appear to focus more on your different business lines than on geography. For example, your investor presentations have different, color-coded sections for your primary business lines. It also appears that your current segment reporting by geography does not provide investors with much insight into your business lines. Please tell us, and revise to disclose, the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a combination of factors and whether operating segments have been aggregated).
         Please refer to ASC 280-10-50-21. As part of your response, please also tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1
 Pedro Arnt
MercadoLibre, Inc.
June 27, 2022
Page 4
         through 50-9 and provide us with a list of these operating segments. Please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments. Please be detailed in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNamePedro Arnt                                  Sincerely,
Comapany NameMercadoLibre, Inc.
                                                              Division of
Corporation Finance
June 27, 2022 Page 4                                          Office of Trade &
Services
FirstName LastName